SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

(MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02862-1059


                           REQUIRED INFORMATION

I.     FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Report of Independent Registered Public Accounting Firm
   Statement of Net Assets Available for Plan Benefits as of
    December 31, 2005 and 2004
   Statements of Changes in Net Assets Available for Plan Benefits for
    the years ended December 31, 2005 and 2004
   Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.


II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm



                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 23, 2006                            /s/ David D.R. Hargreaves
      -------------                            --------------------------
                                               David D. R. Hargreaves
                                               Senior Vice President and
                                               Chief Financial Officer of
                                               Hasbro, Inc.

            Report of Independent Registered Public Accounting Firm


The Plan Trustees


Hasbro, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of
December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
June 16, 2006

                             HASBRO, INC. RETIREMENT SAVINGS PLAN

                   Statements of Net Assets Available for Plan Benefits

                                   December 31, 2005 and 2004


                                                     2005              2004
                                                     ----              ----
Assets:
    Cash                                        $    112,433            82,192
    Investments                                  270,369,601       257,689,845
                                                 -----------       -----------
          Total investments and cash (note 3)    270,482,034       257,772,037
                                                 -----------       -----------

Receivables:
     Loans to participants                         4,732,045         4,177,734
     Investment income                                   352               102
                                                 -----------       -----------
          Total receivables                        4,732,397         4,177,836
                                                 -----------       -----------

     Net assets available for plan benefits     $275,214,431       261,949,873
                                                 ===========       ===========




See accompanying notes to financial statements.

                            HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Changes in Net Assets Available for Plan Benefits

                           Years ended December 31, 2005 and 2004


                                                       2005           2004
                                                      -----          -----
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
      value of investments                        $  11,581,666    14,854,182
    Dividends and interest                            7,071,726     5,903,489
                                                    -----------   -----------
        Total investment income (note 3)             18,653,392    20,757,671
                                                    -----------   -----------

   Contributions:
    Rollovers                                           736,349       620,704
    Employee contributions                           12,458,209    13,042,853
    Employer matching contributions                   7,806,244     8,056,359
                                                    -----------   -----------
        Total contributions                          21,000,802    21,719,916
                                                    -----------   -----------

            Total additions                          39,654,194    42,477,587

Deductions from net assets attributed to:
  Termination, withdrawal and retirement
    payments directly to participants                26,279,705    18,693,132
  Administrative expenses                               109,931       100,774
                                                    -----------   -----------

            Total deductions                         26,389,636    18,793,906

            Net increase                             13,264,558    23,683,681

Net assets available for plan benefits:
  Beginning of year                                 261,949,873   238,266,192
                                                   ------------   -----------
  End of year                                    $  275,214,431   261,949,873
                                                   ============   ===========


See accompanying notes to financial statements.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2005 and 2004

(1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   (a)  General

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively the Company or Plan Administrator). Participation in the Plan is voluntary and eligibility provisions apply.

   (b)  Contributions

        Eligible employees could contribute up to 50% of their eligible pay, limited to an annual maximum of $14,000 and $13,000,respectively, in 2005 and 2004. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay period that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. For Milton Bradley union employees, for 2004 and up to February 6, 2005, the Company made a 25% matching contribution of the participants' contributions up to a maximum matching of 6% of a participant's eligible pay per pay period. Effective February 7, 2005, this matching contribution is 30%.

        All eligible employees at least age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions." The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $4,000 for 2005, and $3,000 for 2004.

   (c)  Benefits

        All participants currently employed by the Company own, or are vested in, 100% of the total value of their plan account, including the Company's 401(k) matching contribution to the Plan, except for Milton Bradley union employees who become 100% vested in Company contributions on January 1 following the completion of one year of service.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2005 and 2004

        A participant's entire vested account will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant.

        Participants in the Plan have the option of receiving their account either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.

   (d)  Participant Loans

        The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate on the 1st day of the month (for each month) at prime as published in the Wall Street Journal on the prior day. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, then the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

    (a) Basis of Accounting

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

        The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2005 and 2004

    (b) Investments

        Investments are stated at fair value. Company stock held in the Hasbro Stock Fund is valued at the composite closing price on the New York Stock Exchange. The fair value for all other investments is determined daily by Fidelity Management Trust Company (the Trustee) on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

        Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

        Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

    (c) Contributions

        Contributions from employees are accounted for when such contributions are deducted from wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted.

    (d) Payments of Benefits

        Benefits are recorded when paid.

    (e) Administrative Expenses

        The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2005 and 2004

(3) Investment Information

    Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom Income Fund, the PIMCO Total Return Fund, the Spartan US Equity Index Fund, the Fidelity Diversified International Fund. As of July 1, 2005 the Plan added the Vanguard Small-Cap Index Fund, Vanguard Mid-Cap Index Fund, and Standish Mellon High Yield Bond Fund as investment options, which replaced the Fidelity Magellan Fund and Dreyfus Emerging Leaders Fund, which were eliminated effective October 31, 2005.

    Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in 25% or more of their account invested in the Hasbro Stock Fund. The fair value of the Hasbro Stock Fund was $1,995,338 as of December 31, 2005 and $1,645,267 as of December 31, 2004.

    Participants may also elect to invest their funds in the Fleet Stable Asset Fund. This fund is managed by Columbia Management Advisors, Inc. and invests in fixed income contracts. This fund yielded approximately 4.20% and 3.95% for 2005 and 2004, respectively.

    The following table represents the fair values of investments, which were 5 percent or more of the Plan's net assets as of December 31, 2005:

    Fidelity Diversified International Fund          $ 23,410,157
    Fidelity Equity Income Fund                        38,014,056
    Fidelity Growth Company Fund                       44,857,667
    Fleet Stable Asset Fund                            51,296,359
    Spartan US Equity Index Fund                       47,063,227

    During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,581,666 and $14,854,182, respectively, as follows:

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 2005 and 2004

                                                    Year Ended December 31,
                                                     2005             2004
                                                    ------           ------
    Shares in Registered Investment Companies   $ 11,473,994      15,013,530
    Hasbro, Inc. Common Stock Fund                   107,672        (159,348)
                                                 -----------      ----------
                                                $ 11,581,666      14,854,182
                                                 ===========      ==========
(4) Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 93,308 and 80,654 shares of common stock valued at $1,882,955 and $1,563,075, respectively, as of December 31, 2005 and 2004.
    These transactions qualify as exempt party-in-interest transactions.

 (5) Plan Termination

    Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

    Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Federal Income Taxes

    The Internal Revenue Service issued a determination letter on January 21, 2003, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.

                         HASBRO, INC. RETIREMENT SAVINGS PLAN

                Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              Year ended December 31, 2005


    Issuer                       Investment Description         Current Value
    ------                       -----------------------        -------------

Fleet Stable Asset Fund           Common/collective trusts    $  51,296,359 **

Spartan US Equity Index Fund      Shares in registered           47,063,227 **
                                   investment company

Fidelity Growth Company Fund*     Shares in registered           44,857,667 **
                                   investment company

Fidelity Equity Income Fund*      Shares in registered           38,014,056 **
                                   investment company

Fidelity Diversified              Shares in registered           23,410,157 **
 International Fund*               investment company

Fidelity Freedom 2010 Fund*       Shares in registered           12,372,704
                                   investment company

PIMCO Total Return Fund           Shares in registered           11,490,631
                                   investment company

Vanguard Small-Cap Index          Shares in registered           10,531,640
 Fund                              investment company

Vanguard Mid-Cap Index Fund       Shares in registered            9,087,939
                                   investment company

Fidelity Freedom 2020 Fund*       Shares in registered            8,439,402
                                   investment company

Fidelity Freedom 2030 Fund*       Shares in registered            5,776,759
                                   investment company

Hasbro Stock Fund*                Common Stock of Hasbro, Inc.    1,995,388
                                   and cash

Fidelity Freedom 2040 Fund*       Shares in registered            1,949,833
                                   investment company

Standish Mellon High Yield Bond   Shares in registered            1,847,122
                                   investment company

Fidelity Freedom 2000 Fund*       Shares in registered            1,443,742
                                   investment company

Fidelity Freedom Income Fund*     Shares in registered              905,408
                                   investment company

                                                                -----------
  Investments and Cash                                         $270,482,034
                                                                ===========

Loans to Participants*            Interest rate 4.0% to 9.5%   $  4,732,045

 *Party-in-interest

**Represents greater than 5% of Plan assets at December 31, 2005.

See accompanying report of independent registered public accounting firm.